Mail Stop 3561

November 6, 2006

Via U.S. Mail

Jeffrey L. Turner
Chief Executive Officer
Spirit AeroSystems Holdings, Inc.
3801 South Oliver
Wichita, KS 67210

Re: Spirit AeroSystems Holdings, Inc.
Amendment nos. 2 and 3 to Registration Statement on Form S-1
Filed October 30, 2006 and November 6, 2006
File No. 333-135486

Dear Mr. Turner,

We have reviewed your filings and have the following comments. Also, in a separate section below we have included comments that were issued to you orally on Friday, November 11, 2006 related to amendment number 2. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page references below correspond to the marked version of amendment number two provided by counsel unless otherwise indicated.

Front Cover Page of Prospectus

1. We note that you have added 12 underwriters to the front cover page. Please revise to remove the additional underwriters, as Item 501(b)(8) of Regulation S-K indicates that only the lead or managing underwriters should be identified. In this regard, we note that page 139 of your filing names only three underwriters as the representatives for the underwriters in this transaction.

Summary, page 1

2. We note from the disclosure you have added on page 142 that certain of the underwriters and their affiliates are lenders under, and will receive a portion of the proceeds of this offering used to pay debt outstanding under, your senior secured credit facilities. Please revise "The Offering" section of your summary and "Use of Proceeds" to include this information, naming the underwriters or the affiliates of the underwriters, who will receive proceeds from the offering.

Recent Developments, page 5

3. We note that you added a recent developments section to your third amendment. Please expand this section to discuss the material weakness with respect to your determination of the fair values ascribed to stock compensation awards. In this regard, we would expect to see a thorough discussion of the issue, including information regarding when the material weakness was discovered, the steps you have taken so far and plan to take in the future to remediate the material weakness, and the timeline for implementation of such actions, including an estimate as to when you believe the material weakness will be corrected. We note that your disclosure on page 79 indicates that as a result of the remediation efforts completed through the quarter ended June 29, 2006, you believe that your material weaknesses have been remediated. However, we do not understand how this is possible given that you only recently restated your financial statements. Revise throughout the document as appropriate.

Our Principal Equity Investor, page 5

4. Please revise this section to relocate the general information about Onex to another section of the filing and limit the disclosure in this section to facts about Onex that are specific to this transaction, such as Onex's beneficial ownership of the company.

Certain Relationships and Related Party Transactions
Availl Distribution Agreement, page 117

5. Please file your agreement as an exhibit or advise. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Principal and Selling Stockholders, page 122

6. We note from footnote 4 to the selling stockholders table that Gerald Schwartz may be deemed to beneficially own all of the shares of your class B common stock owned beneficially by Onex Corporation. Revise to clarify, if true, that Mr.

Schwartz has voting and investment power with respect to all of the shares being offered for resale by the Onex entities named in footnote 4.

7. We note your response to comment 7 of our letter dated September 14, 2006, which indicates that none of the selling stockholders "have identified themselves" as registered broker-dealers or affiliates of registered broker-dealers. Please confirm for us that the selling stockholders <u>are not</u> registered broker-dealers or affiliates of broker-dealers.

Exhibit 5.1

8. We note from the form of legal opinion you have provided that the law covered by the opinion is limited to the General Corporation Law of the State of Delaware. Please delete this limitation or clarify that this reference also includes the applicable provisions of the Delaware constitution and reported judicial interpretations interpreting these laws. Refer to Section VIII.A.14 of the CF Current Issues Outline. Additionally, please file your legal opinion. For your planning purposes, please be aware that we will need to review the signed legal opinion prior to the registration statement being declared effective.

Accounting comments issued November 3, 2006

Summary Historical and Pro Forma Financial Data, page 9

9. We note your response to our prior comment 5. You state that you believe EBITDA is useful to investors because it is frequently used by investors to evaluate operating performance without regard to certain costs that can vary substantially from company to company depending on accounting methods, book value of assets, capital structures, and the method by which assets are acquired. It is not clear to us why investors would find it useful to disregard the effects of certain of your accounting methods, the book value of your assets, your capital structure, and the method by which you acquire assets when evaluating your performance. With respect to Adjusted EBITDA, you state that you believe eliminating costs, such as program development costs, is useful in comparing operating performance between time periods. As development costs are recurring operating costs, it is not clear how their elimination is useful in better understanding your operating performance. We do not believe your revised disclosure provides a substantive reason specific to you that demonstrates the usefulness of these non-GAAP performance measures. Therefore, please revise to remove your presentation of EBITDA and Adjusted EBITDA in the prospectus.

Risk Factors, page 11
We identified material weaknesses in our internal control over financial reporting, page 19

10. Please revise to reflect internal control weaknesses related to your restatement of stock compensation expenses, including why you had a weakness and how the weakness was or will be remedied.

Note 3: Summary of Significant Accounting Policies, page F-9

11. We note your disclosure in response to our prior comment 8. You state on page F-10 that a significant factor that may have influenced the determination of purchase price of the Boeing Wichita was the potential risk of success of the business as a stand-alone entity, including uncompetitive labor and corporate overhead cost structures. We note the following excerpts from a November 10, 2004 Associated Press article (emphasis added):

> *"Boeing is not just selling off an unwanted subsidiary or doing a classic divestiture, Aerospace analyst William Alderman said, but is looking at a relationship. The purchase price is only a part in the economic analysis -- a great deal of the benefit for Boeing is future cost savings by outsourcing more of its manufacturing."*
>
> *"Boeing doesn't care who buys this facility and Boeing really doesn't care if it gets absolutely top dollar for the facility today," Alderman said. "What Boeing really cares about is it has to get a fair price for the facility, but most importantly it must purchase the components made at this facility cheaper every year."*
>
> *"Boeing must become more efficient to remain globally competitive. It believes that **internally** it cannot do much better at lowering costs at the plant."*
>
> *"The old way of doing business in Wichita must change," Alderman said, "And the sale of this facility is one way Boeing believes it can be more effective."*

We note the following excerpt from a February 22, 2005 Reuters article (emphasis added):

> *"Boeing will benefit from lower procurement costs," said Boeing Commercial Airplanes President and CEO Alan Mulally."*

We also note the following excerpt from a June 27, 2005 Investment Dealers Digest article (emphasis added):

> *"…on day one of this business, <u>a key element of the transaction was the negotiation of life-of-product supply agreements</u>," says Joel Greenberg, a partner and co-chair of the corporate and finance practice at law firm Kaye Scholer, which advised Onex on the deal."*

Finally, we note from page 50 of your filing that, upon taking over the Wichita plant, you did not rehire 1,300 of Boeing's workers, producing an immediate $112 million in annual savings, you negotiated new labor agreements that reduced wages of employees by an average of 10 percent, which would save $65 million annually, and you lowered worker pensions, retirement contributions and medical benefits to further reduce annual costs. Thus, it appears that a large degree of cost savings was likely known to be achievable prior to consummating the transaction.

Based on this information, it appears that a significant factor that may have resulted in a purchase price less than fair value was Boeing's desire to lower its component costs on a long-term basis, which was effected by the sale of the division to an independent company with the ability to take certain immediate labor-related cost cutting initiatives that Boeing would not be able to undertake internally due to the interlocking interests of union-represented employees in the Wichita division and other divisions. Please revise or advise, as appropriate.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3454 with any other questions.

Regards,

Sara D. Kalin
Branch Chief - Legal

cc: Mark S. Kingsley, Esq.
       Kaye Scholer LLP
       via facsimile: (212) 836-6792